PART II

OFFERING MEMORANDUM DATED XXX



Elf Labs
481 South Holt Ave, Los Angeles CA 90048
www.elflabs.com

Up to $$2,264,909.50 or up to 1,006,582 shares of Class B Common Stock, plus up to 352,303 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000 (which includes 2.5% Investor Transaction Fee)

Minimum Investment: $974.25 ($998.61 including the Investor Transaction Fee)

Toon Studio, Inc DBA Elf Labs, a California corporation ("Elf Labs", "the Company," "we," or "us"), is offering up to $2,264,909.50 worth of Class B Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by April 30, 2026**. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $998.61 worth of shares (433 shares), which includes an Investor Processing Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 998.61	$ 84.88	$ 913.72
Investor Fee	$ 24.36		
Aggregate Maximum Offering Amount	$ 2,264,909.50	$ 192,517.31	$ 2,072,392.19

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $5,000 set up fee and $2,000 per month maintenance fee payable to Intermediary and its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for an investment of $4,000.00 or more.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Elf Labs is a media company that owns the copyrights to the Junior Elf books, which contain some of the most notable IP in the children's entertainment space. This includes characters such as Sleeping Beauty, Snow White, Cinderella, The Little Mermaid, and Rapunzel. The company works to leverage these assets by integrating these renowned characters into fresh entertainment content across a series of different verticals, including animated series, mobile games, licensing and merchandising, interactive web content, and more. The Issuer is incorporated in Delaware and operates its business in California.

Business Plan

Elf Labs currently seeks to develop its own original content that utilizes its famous characters and stories to provide alternative family-friendly entertainment options to families that have been stuck with the same offerings from the same companies in the industry for years. We plan to do this by working with award-winning creatives to craft original and compelling stories that will resonate with the young audiences that have grown up in the age of the internet.

This strategy incorporates multiple forms of media that work together to form a cohesive and immersive experience for children, giving kids tools to build on their already powerful imaginations to truly live and experience the stories and characters they know and love. This includes not only original animated shows that will be offered via streaming platforms, but augmented/virtual reality ("AR/VR") products that can be accessed through a cell phone, fully realized immersive worlds that children can spend hours playing in, and interactive toys powered by AI that can build unique relationships with their owners and connect to these other digital offerings to create a seamless and connected world that children can visit at anytime from anywhere in the world.

We are also developing our own Mobile Virtual Network (MVN) network in partnership with CompaxDigital called Elf Mobile that will offer its customers a tailored mobile plan that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverages Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile seeks to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

Elf Labs' primary focus is on growing and using its library of copyrights and trademarks in order to create strong, immersive content for its audience. The issuer plans to utilize their existing copyrights to produce children's entertainment content and merchandise featuring their characters. These revenue streams include original animated series, mobile games, interactive web content, as well as licensing fees and merchandise sales. The company is currently working to establish these channels, and has confidence in their ability to quickly grow due to the popularity of the characters within their portfolio.

The issuer is currently in the process of developing new animated series based on these characters in collaboration with Snowball Studios with a goal of selling or licensing the show to existing content hosting companies, or selling the product directly to consumers on existing platforms such as YouTube. The issuer is also working to develop content through additional mediums, such as an interactive website and mobile games. Elf Labs has secured partnerships with technology providers that allow for the efficient production and marketing of its content and characters at a cost that is below what the competitors in the space incur.

Elf Labs looks to go to market with an initial push of its original series along with exclusive merchandise and web content featuring these fresh interpretations of these classic characters. This strategy will begin with the release of Robo Stars, a robot and science fiction twist on the traditional fairy tale characters, before progressing into further developments of the IP. This push is intended to disrupt the traditional entertainment industry model by appealing directly to consumers through hosting platforms such as YouTube, while still potentially licensing the content to appear on other entertainment platforms. This widespread effort will have the purpose of establishing the Elf Labs brand and characters and creating a large, invested audience that will be interested in future Elf Labs content and characters.

As the issuer scales its operations and produces more content, it intends to monetize all the different media creation channels open to it. This includes developing further animated series, web content, and games based on more characters from its IP library, as well as the licensing and merchandising of these characters to generate direct revenue through sales.

The issuer is also set to launch and operate its own Mobile Virtual Network (MVN) network in partnership with T-Mobile called Elf Mobile, Elf Mobile will offer it's customers a tailored mobile plan with that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverage Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile plans to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

Competitors and Market

Competition

Major competitors in this space are other family-focused animated entertainment producers. These include major studios such as Nickelodeon and Cartoon Network. Elf Labs' advantage in this area is its valuable IP library that contains some of the most recognized and marketable characters in animation. In addition, we have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting itself apart from traditional media companies and potentially attracting a dedicated fan base. These competitors are also found operating in the other verticals in which the company is pursuing business, such as family-friendly immersive web content, sales of children's merchandise, and child-appropriate mobile games. Elf Mobile will also be competing with other MVN operators in the country, such as Mint Mobile, Cricket, and Boost Mobile.

Employees

The company consists of three full-time employees.

Regulation

Elf Labs owns the trademarks to our characters and IP and doesn't foresee any changes to U.S. law affecting that.

Property

Elf Labs owns no physical property.

Intellectual Property

Elf Labs owns a substantial catalog of copyrights on characters from both the Junior Elf books as well as additional iterations of those characters developed by the company itself. The total copyrights in the company's portfolio stands at 435.

USA Copyrights

IP NAME	REG#
1001 Arabian Nights	VA 2-030-144
2008 Toon Characters	Vau 983-518
Abe the Auto	VA 2-046-646
Aladdin	VA 2-039-506
Alice In Wonderland style guide	Vau 001027714
American Rebel Toons Catalogue	VA 1-398-871
Blackbeard	VA 2-030-342

Blackbeard the Pirate	VA 2-030-318
Blue Bolt	VA 1-888-958
Bounce the Jeep	VA 1-888-956
Buddy the Little Taxi	VA 1-888-954
Captain Hook the Pirate	VA 2-029-865
Captain Hook	VA 2-030-350
Cars Deck	VA 2-005-396
Cars	VA 2-029-855
Cinderella	Vau 972-884
Dinoworld Deck	VA# PENDING
Dinosaurs of the Jurassic Period	Vau 1-358359
Dracula	VA 2-046-601
Fairy Tale Academy	TX 7-412-761
Fairy Tale Academy School of Performing Arts	VA 1-780-657
Fairy Tale Academy School of Performing Arts	VA 1-780-290
Fairytale Princess Green	Vau 1-023-021
Fairytale Princess logo	VA PENDING
Fairy Tale Rising Book One:Once Upoon a Zombie	VA 1-799-505

Famous Pirates of the World	VA 2-030-343
Final 2016 Princess Style Guide	VA 2-030-081
Frankenstein	VA 2-046-605
FTH Where Dreams Begin	VA 1-866-658
FTH Where Dreams Begin logo	VA 1-860-985
FTH Where Magic Happens	VA 1-872-002
Goldilocks	VA 2-046-656
Green Fairy Tales;Green Toons;Green Tales;Fairytale Green	Vau 1-017-084
Green Princess	Vau 1-023-021
Ice Princess Collection Snowqueen Hans Christian Andersen The Toon Studio	Vau 1-206-633
Itty Bitty Princess logo	VA 2-140-343
Itty Bitty The Little Mermaid	VA 2-169-698
Itty Bitty Cinderella	VA 2-169-696
Itty Bitty Snow White	VA 2-180-110
Itty Bitty Sleeping Beauty	VA 2-188-261
Itty Bitty Rapunzel	VA Pending
Itty Bitty Tinker Bell	VA Pending
Itty Bitty Belle	VA 2-169-695
J.M. Barries Peter Pan-A Junior Elf Book	Txu 2-275-839
Junior Elf Book-The Little Mermaid	Txu 2-275-687
Junior Elf Anime Characters Deck	
Junior Elf Fairytale Princess	VA 1-761-304
Lazy Automobile	VA 2-046-653
Little Fire Engine	VA 2-046-648
Little Mermaid	VA 2-046-668
Little Red Riding Hood	VA 2-046-643
Long John Silver the Pirate	VA 2-030-357
Long John Silver	VA 2-030-356
Mad Hatter	VA 2-046-630
New Wizard of Oz	VA 2-046-602
Orange Flame	VA 1-888-947
Original Cars Junior Elf Auto Club	Vau 1-026-786
Original Monsters Toon Studio	VA 2-057-178

Peter Pan	VA 2-030-139
Peter Rabbit	VA 2-005-402
Pinkerbell	VA 1-419-891
PINOCCHIO STYLE GUIDE	Vau 1-257-839
Pixie Chicks	VAu001021468
Pocahontas Toon Studio	VA 2-046-625
Pocahontas Toon Studio	VA 2-046-661
Pop Art Deck 2016	VA 2-046-687

Pop Art Hero Deck 2016	VA 2-046-686
Preschool Princess	VA 2-046-632
Props the Runaway Plane	VA 1-888-953
Puss & Boots	VA 2-046-681
Rapunzel	VA 1-874-875
Rebel Toons	Vau 1-001-136
Rebel Toons	Vau 972-125
Rebel Toons 2016	VA 2-057-094
Rebel Toons Catalogue Archive #2	Vau 748-350
Rebel Toons Catalogue Archive #4	Vau 753-929
Rebel Toons Catalogue Archive #5	Vau 953-868
Rebel Toons Catalogue Archive#3	Vau 749-005
Rebel Toons Catalogue of Characters	Vau 1-001-136
Rebel Toons Style Guide 2008	VA 1-669-595
Red Rocketor	VA-1-888-944
Robo Tinker Bell	VA 2-355-378
Robo Cinderella	VA 2-355-358
Robo Rapunzel	VA 2-355-359
Robo Sleeping Beauty	Serial # 98522681
Robo Snow Queen	VA 2-355-360
Robo Pinocchio	VA 2-355-361
Robo Snow White	VA 2-355-362
Robo Little Mermaid	VA 2-355-366
Robo Belle	VA 2-355-365
Robo Peter Pan	VA 2-355-379
Rudyard Kipling's the Jungle book A Junior Elf Classic Book	Vau 1-257-841
Sleeping Beauty	Vau 969-061
Snow Queen Deck	VA 2-005-399
Snow White	Vau 969-072
Teen Alice	VA 1-872-003
Teen Belle	VA 1-872-007
Teen Cinderella	VA 1-872-009
Teen Little Mermaid	VA 1-872-001
Teen Peter Pan	VA 2-046-638
Teen Pinocchio	Vau 1-205-705
Teen Prince Charming	Vau 1-205-710
Teen Rapunzel	VA 1-872-013
Teen Sleeping Beauty	VA 1-872-010
Teen Snow White	VA 1-872-012
Teen Snow White	VA 1-874-877
Teen Tinker Bell	VA 1-872-048
Teen Wicked Witch	VA 1-872-005

Teenage Princess	VA 2-046-669

Teeny Toon Studio Royal Princesses	VA 2-046-628
Tenika The Princess and the Pea	VA 2-046-666
The Adventures of Pan in Neverland	VA 2-029-869
The Pixie Chicks;Sugar Plum Fairy, Tinkerbell, Tooth Fairy	Vau 1-026-798
Toddler Princess	Vau 1-310-174
The Jungle King Cub	Vau 1-347-522
The Jungle King	Vau 1-347-520
The Toon Studio Fairytale Princess	VA 2-046-670
The Toon Studio Fairytale Princess logo	VA 2-139-327
The Toon Studio Beauty & the Beast deck	VA 2-097-856
The Toon Studio of Beverly Hills	Vau 1-001-137
The Toon Studio Original Fairies	Vau 1-026-775
The Toon Studio Rapunzel -A Junior Elf Book	
Toon Studio's Goldilocks	VA 2-046-656
The Tooth Fairy	VA 1-657-657
Tinker Bell in Pink	Vau 976-652
Toon Idol	Vau 752-871
Toon Studio Research and Development	Vau 1-446-200
Toon Studio of Beverly Hills 2008 Style Guide	VA 1-623-216
Toon Studio of Beverly Hills Catalogue Arch#1	Vau 953-876
Toon Studio of Beverly Hills Tinker Bell	Vau 972-883
Toon Studio's Famous Pirates of the World	VA 2-030-343
Toon Studio of Original Fairies Sugar Plum Fairy	VA 1-657-656
Toon Studio-Junior Elf Arch#1	Vau 959-640
Volksy	VA 1-888-957
Volksy#2	VA 1-888-960
Werewolf	VA 2-046-608
Wonderful Wizard of OZ	Vau 1-257-840
Dia de Muertos Sleeping Beauty Day of the Dead	Vau 1-383-608
Dia de Meurtos Snow White Day of the Dead	Vau 1-383-608
Dia de Muertos Cinderella Day of the Dead	Vau 1-383-608
Toon Studio Fairy Tale Princess Original	03-2014-061912315200-01
The Toon Studio Princess Original	03-2013-090512504000-01
Original Cars Junior Elf Auto Club	03-2013-090512483200-01
Curvy Princess	Vau 1-430-888
Curvy Snow White	VAu 1-437-869
Curvy Cinderella	VAu 1-437-873
Curvy Sleeping Beauty	VAu 1-437-871
Crypto Princess	VA Pending
Crypto Sleeping Beauty	VAu 1-437-929
Crypto Snow White	VA Pending

Crypto Cinderella	VA Pending
Cyber Cinderella	VA 2-289-664
Cyber Sleeping Beauty	VA 2-289-657
Cyber Snow White	VA 2-289-666
Pixel Princess	Vau 1-437-692
Black Tooth Fairy	VAu 1-437-841
Black Sugar Plum	VAu 1-437-827
Black Tinker Bell	VAu 1-437-796
Black Sleeping Beauty	VAu 1-437-792
Black Cinderella	VAu 1-437-790
Black Snow White	VAu 1-437-789

Vampire Sleeping Beauty	Vau 1-444-089
Vampire Cinderella	Vau 1-444-091
Vampire Snow White	Vau 1-443-992
Christmas Sleeping Beauty	Vau 1-444-935
Christmas Cinderella	Vau 1-443-988
Christmas Snow white	Vau 1-443-989
Robot Little Mermaid	VAu 1-437-712
Robot Peter Pan	VAu 1-437-703
Robot Sleeping Beauty	VAu 1-437-699
Robot Cinderella	VAu 1-437-697
Robot Snow White	VAu 1-437-694
Pixel Cinderella	Vau 1-437-692
Pixel Sleeping Beauty	Vau 1-439-267
Pixel Snow White	Vau 1-439-274
Once Upon a Zombie	VA 1-817-012
Once Upon a Zombie Catalogue	VA 1-801-847
Once Upon a Zombie tm	VA 1-841-545
Once Upon a Zombie Princess tm	VA 1-907-518
Big Bad Zombie Wolf	Vau 1-214-399
ONCE UPON A ZOMBIE BOOK ONE: THE COLOR OF FEAR	
ONCE UPON A ZOMBIE BOOK TWO: THE LORD OF THE CURTAIN	
Z Machines Zombie Cars	VA 1-860-984
Zombie Alice	VA 1-908-208
Zombie Aladdin	VA 1-874-883
Zombie Belle	VA 1-908-212
Zombie Cars Character Art	VA 2-005-401
Zombie Cinderella	VA 1-908-206
Zombie Hansel & Gretel	VA 1-874-651
Zombie Little Mermaid	VA 1-907-527
Zombie Little Red Riding Hood	VA 1-874-874
Zombie Peter Pan	VA 1-907-526

Zombie Pocahontas	VA 1-907-525
Zombie Rapunzel	VA 1-907-520
Zombie sleeping Beauty	VA 1-908-211
Zombie Snow White	VA 1-907-523
Snow White Zombie	Vau 1-105-730
Zombie Tinker Bell	VA 1-907-529
Zombie Tinker Bell	VA 1-874-880

Literary Copyrights

Title		Copyright Date		Registration Number		Renewal Registration Number		Renewal Date		Copyright Expiration Year
Cinderella		10/15/1956		A00000259099		RE0000221527		Renewed in 1984		2051
Alice In Wonderland		1/15/1951		A0000053224		RE0000029510		Renewed in 1979		2046
Sleeping Beauty		7/21/1959		A00000405163		RE0000361385		Renewed in 1987		2054

Snow White and the Seven Dwarfs	12/28/1959	A00000428308	RE000036053	Renewed in 1987	2054
Snow White and Rose-Red	2/15/1968	A972963	A972963	Autorenewed by U.S. Copyright Office	2062
Mary Had a Little Lamb	6/10/1955	A00000190582	RE000178418	Renewed in 1983	2050
Hiawatha	8/29/1950	A0000048103	RE000001941	Renewed in 1978	2045
The Freight Train	7/5/1956	A00000245823	RE000221512	Renewed in 1984	2051
Little Red Riding Hood	1/15/1951	A00000053227	RE000029513	Renewed in 1979	2046

Noah's Ark	5/23/1952	A00000067564	RE000074068	Renewed in 1980	2047
Pochahontas	5/10/1957	A00000285524	RE000261330	Renewed in 1985	2052
Puss In Boots	6/10/1955	A00000197931	RE000178423	Renewed in 1983	2050
Rumpelstiltskin	10/14/1959	A00000413714	RE000036050	Renewed in 1987	2054
The Three Bears Visit Goldilocks	1/23/1951	A00000053229	RE000029515	Renewed in 1979	2046
The Ugly Duckling	9/25/1959	A00000411322	RE000036048	Renewed in 1987	2054
Humpty Dumpty and Other Mother Goose Rhymes	6/25/1952	A00000068500	RE000074064	Renewed in 1980	2047
Jack and the Beanstalk	6/22/1951	A0000057184	RE000032708	Renewed in 1979	2046
Jack and the Beanstalk	7/1/1969	A91838	A91838	Autorenewed by U.S. Copyright Office	2064
Peter Rabbit	12/18/1953	A00000118602	RE000104921	Renewed in 1981	2048
The Sleeping Beauty	12/26/1951	A00000062935	RE000032720	Renewed in 1979	2046
The Gingerbread Man	5/17/1954	A00000140649	RE000144143	Renewed in 1982	2049
Aesop's Fables	10/9/1952	A00000071203	RE000074074	Renewed in 1980	2047

Alphabet Walks	1973	A531847	A531847	Autorenewed by U.S. Copyright Office	2068
AMOS Learns to Talk: The Story of a Little Duck	1/23/1951	A00000053228	RE000029514	Renewed in 1979	2046
Animal ABC Book	1/3/1964	A832900	A832900	Autorenewed by U.S.	2059

				Copyright Office	
The Animal Show*					2060
Baby Sister*					2059
Bedtime Stories	4/18/1955	A00000183767	RE0000178415	Renewed in 1983	2050
Billy Whisker's Twins	5/16/1956	A00000237678	RE0000221500	Renewed in 1984	2051
Billy's Treasure	7/1/1972	A375778	A375778	Autorenewed by U.S. Copyright Office	2067
Bronto the Dinosaur*					2062
Building a Skyscraper	1974	A531848	A531848	Autorenewed by U.S. Copyright Office	2068
The Bunny Twins*					2059
The Busy Ants	1974	A531846	A531846	Autorenewed by U.S. Copyright Office	2068
The Busy Book	5/28/1952	A00000067565	RE0000074067	Renewed in 1980	2047

The Busy Bulldozer	6/23/1952	A00000068502	RE0000074063	Renewed in 1980	2047
The Cap That Mother Made	2/15/1968	A972966	A972966	Autorenewed by U.S. Copyright Office	2062
Chatterduck	2/15/1968	A972965	A972965	Autorenewed by U.S. Copyright Office	2062
Chester the Little Pony	7/13/1951	A00000057639	RE0000032713	Renewed in 1979	2046
The Children That Lived in A Shoe	7/13/1951	A00000057640	RE0000032714	Renewed in 1979	2046
Choo-Choo the Little Switch Engine	10/14/1954	A00000157506	RE0000144141	Renewed in 1982	2049
Copy-Kitten	7/15/1957	A00000308367	RE0000266774	Renewed in 1985	2052
Cowboy Eddie	6/20/1950	A00000045130	RE0000002792	Renewed in 1978	2045
Cowboys	2/10/1958	A324052	A324052	Autorenewed by U.S. Copyright Office	2053
Crosspatch	2/18/1964	A852071	A852071	Autorenewed by U.S. Copyright Office	2059
Crybaby Calf	4/3/1957	A00000282940	RE0000266760	Renewed in 1985	2052

Davy's Little Horse	6/21/1956	A00000241843	RE0000221501	Renewed in 1984	2051
Early One Morning*					2058

The Elves and The Shoemaker	6/12/1959	A00000394424	RE0000360541	Renewed in 1987	2054
The Emperor's New Clothes	11/1/1968	A42778	A42778	Autorenewed by U.S. Copyright Office	2063
Farm Animals	4/2/1957	A00000284141	RE0000266759	Renewed in 1985	2052
Farm Babies	6/26/1956	A00000244728	RE0000221509	Renewed in 1984	2051
A Farm For Andy	7/20/1951	A00000057638	RE0000032712	Renewed in 1979	2046
The Farmer in the Dell	2/15/1968	A972964	A972964	Autorenewed by U.S. Copyright Office	2062
Freddie's Private Cloud	8/1/1971	A308771	A308771	Autorenewed by U.S. Copyright Office	2066
From Tadpoles to Frogs	1974	A531844	A531844	Autorenewed by U.S. Copyright Office	2068
Funland Party	7/13/1953	A00000100102	RE0000104914	Renewed in 1981	2048
Fussbunny	11/28/1955	A00000213103	RE0000178427	Renewed in 1983	2050
A Garden is Good	9/23/1963	A852073	A852073	Autorenewed by U.S. Copyright Office	2058
Happy Holidays	11/30/1953	A00000116385	RE0000104920	Renewed in 1981	2048

Hey Diddle, Diddle and Other Nonsense Rhymes	6/21/1956	A00000241844	RE0000221502	Renewed in 1984	2051
Hide-Away Puppy	12/15/1952	A00000073781	RE0000074069	Renewed in 1980	2047
Homes in the City	1974	A531845	A531845	Autorenewed by U.S. Copyright Office	2068
The Honeybee	7/1/1972	A375779	A375779	Autorenewed by U.S. Copyright Office	2067
Hopaway Joey*					2062
Jeepers the Little Frog*					2060

Jo Jo	12/29/1964	A852072	A852072	Autorenewed by U.S. Copyright Office	2059
Johnny and the Birds	6/20/1950	A00000045129	RE0000002791	Renewed in 1978	2045
Johnny the Fireman	4/30/1954	A00000138020	RE0000144147	Renewed in 1982	2049
Larry the Canary	8/3/1959	A00000405159	RE0000360606	Renewed in 1987	2054
Let's Grow Things*					2062
The Lion and the Mouse	11/1/1968	A42777	A42777	Autorenewed by U.S. Copyright Office	2063
Little Cub Scout	12/29/1961	A851(illegible)	A851(illegible)	Autorenewed by U.S. Copyright Office	2059

Little Friends: Kittens, Puppies, Bunnies	12/26/1951	A00000062937	RE0000003440 3	Renewed in 1979	2046
Little Lost Kitten: Story of Williamsburg	7/2/1956	A00000243985	RE0000221506	Renewed in 1984	2051
The Little Mailman of Bayberry Lane	6/6/1952	A00000067956	RE0000074066	Renewed in 1980	2047
Little Majorette	6/15/1959	A00000399962	RE0000360546	Renewed in 1987	2054
Little Miss Muffet and Other Nursery Rhymes	12/10/1956	A00000263179	RE0000221528	Renewed in 1984	2051
Little Skater	12/7/1959	A00000421196	RE0000360618	Renewed in 1987	2054
Look For a Rainbow	6/1/1972	A375780	A375780	Autorenewed by U.S. Copyright Office	2067
Looking In and Other Poems	11/1/1968	A42773	A42773	Autorenewed by U.S. Copyright Office	2063
Lucinda the Little Donkey	12/15/1952	A00000073782	RE0000074073	Renewed in 1980	2047
Misty the Wonder Pony	6/26/1956	A00000244729	RE0000207325	Renewed in 1984	2051
Mommy Cat and Her Kittens	7/24/1959	A00000441638	RE0000360620	Renewed in 1987	2054

Mr. Bear's House	6/3/1957	JP00000054006	RE0000260928	Renewed in 1985	2052
Muggins Becomes a Hero	10/10/1965	A846896	A846896	Autorenewed by U.S.	2060

				Copyright Office	
Muggins' Big Balloon	29-Dec	A852142	A852142	Autorenewed by U.S. Copyright Office	2059
Muggins Mouse	4/21/1964	A846897	A846897	Autorenewed by U.S. Copyright Office	2059
Muggins Takes Off	12/29/1964	A852144	A852144	Autorenewed by U.S. Copyright Office	2059
My Happy Day: A Word Book	7/24/1951	A00000057636	RE0000034402	Renewed in 1979	2046
Nancy Plays Nurse	8/6/1965	A846226	A846226	Autorenewed by U.S. Copyright Office	2060
Number 9 the Little Fire Engine	8/29/1950	A00000048102	RE0000001940	Renewed in 1978	2045
The Old Woman and Her Pig	10/9/1952	A00000071202	RE0000074075	Renewed in 1980	2047
Our Animal Friends	10/15/1956	A00000259097	RE0000221525	Renewed in 1984	2051
Our Auto Trip	6/16/1952	A00000067957	RE0000074065	Renewed in 1980	2047
Outdoor Fun	7/23/1953	A00000100447	RE0000104916	Renewed in 1981	2048

Parakeet Peter	3/31/1954	A00000132949	RE0000144149	Renewed in 1982	2049
Peaky Beaky*					2062
People Who Work at Night	1974	A531838	A531838	Autorenewed by U.S. Copyright Office	2068
Pets	3/31/1954	A00000132948	RE0000144150	Renewed in 1982	2049
Pillowtime Tales	10/15/1956	A00000239098	RE0000221526	Renewed in 1984	2051
Plump Pig	7/2/1956	A00000243987	RE0000221507	Renewed in 1984	2051
Pocahontas - A Little Indian Girl of Jamestown	5/10/1957	A00000285524	RE0000261330	Renewed in 1985	2052
Pokey Bear	4/16/1965	A852070	A852070	Autorenewed by U.S. Copyright Office	2060
The Pony Twins	2/18/1964	A852075	A852075	Autorenewed by U.S. Copyright Office	2059

Popcorn Party	1/20/1953	A00000079519	RE0000082086	Renewed in 1980	2047
Prayers and Graces For A Small Child	4/18/1955	A00000183768	RE0000178416	Renewed in 1983	2050
A Present For the Princess	5/4/1959	A00000389607	RE0000360582	Renewed in 1987	2054

Princess and the Pea	12/29/1965	A854471	A854471	Autorenewed by U.S. Copyright Office	2060
Pudgy the Little Bear	7/15/1948	A24131	A24131	Autorenewed by U.S. Copyright Office	2059
Puppies to Love	8/1/1971	A308770	A308770	Autorenewed by U.S. Copyright Office	2066
Read Me Some Poems	11/1/1968	A42774	A42774	Autorenewed by U.S. Copyright Office	2063
A Rocket For A Cow*					2060
Santa's Rocket Sleigh	5/22/1957	A00000288597	RE0000266764	Renewed in 1985	2052
The Seven Wonderful Cats	8/22/1956	A00000250650	RE0000221514	Renewed in 1984	2051
The Smart Little Mouse	8/29/1950	A00000048104	RE0000002800	Renewed in 1978	2045
Sparky the Fire Dog	12/9/1954	A00000164876	RE0000144138	Renewed in 1982	2049
Stories of the Christ Child	7/23/1953	A00000100446	RE0000111702	Renewed in 1981	2048
The Story of David*					2060
The Story of Joseph	8/4/1965	A852078	A852078	Autorenewed by U.S. Copyright Office	2060
Surprise!	12/10/1956	A00000263454	RE0000221529	Renewed in 1984	2051

The Teddy Bear Twins	4/16/1965	A846219	A846219	Autorenewed by U.S. Copyright Office	2060
Teddy the Terrier	8/22/1956	A00000250649	RE0000221513	Renewed in 1984	2051
The Ten Commandments for Children	6/26/1956	A00000244730	RE0000221511	Renewed in 1984	2051
Three Little Bunnies	8/29/1950	A00000048101	RE0000002799	Renewed in 1978	2045

Three Little Puppies	2/7/1951	A00000053338	RE0000029516	Renewed in 1979	2046
Time For Everything	6/1/1972	A375781	A375781	Autorenewed by U.S. Copyright Office	2065
Timothy Tiger	8/3/1959	A00000405160	RE0000360607	Renewed in 1987	2054
A Trip in Space	11/1/1968	A42776	A42776	Autorenewed by U.S. Copyright Office	2063
Tubby Turtle	8/3/1959	A00000405161	RE0000360608	Renewed in 1987	2054
Turtles Turn Up on Tuesday	6/1/1972	A375782	A375782	Autorenewed by U.S. Copyright Office	2065
The Twenty-Third Psalm	9/28/1964	A852145	A852145	Autorenewed by U.S. Copyright Office	2059
Volksy the Little Yellow Car	1/13/1965	A840989	A840989	Autorenewed by U.S. Copyright Office	2060

When God Imagined A World	9/28/1964	A840990	A840990	Autorenewed by U.S. Copyright Office	2059
Who Wants a Pop Can Park?	1/1/1972	A575777	A575777	Autorenewed by U.S. Copyright Office	2067
Wild Animals	12/26/1951	A00000064874	RE0000032723	Renewed in 1979	2047
Alexander Kitten	1/2/1959	A00000372038	RE0000360580	Renewed in 1987	2054
All Around the City	4/1/1968	A985030	A985030	Autorenewed by U.S. Copyright Office	2062
The Animal Fair	3/23/1964	A843269	A843269	Autorenewed by U.S. Copyright Office	2059
Animal Mysteries	7/1/1971	A263026	A263026	Autorenewed by U.S. Copyright Office	2066
The Animals at the Seashore*					2061
Animals Talk to Me*					2061

The Animals Bus Ride	9/8/1965	A843267	A843267	Autorenewed by U.S. Copyright Office		2060
The Animals Tea Party	4/16/1965	A843266	A843266	Autorenewed by U.S. Copyright Office		2060
The Animals Train Ride	12/18/1953	A00000118604	RE000104923	Renewed in 1981		2048

The Baby Animal Zoo	7/1/1971	A263025	A263025	Autorenewed by U.S. Copyright Office		2066
Baby's Own Mother Goose	7/1/1969	A91834	A91834	Autorenewed by U.S. Copyright Office		2064
Backyard Circus	2/1/1968	A968226	A968226	Autorenewed by U.S. Copyright Office		2062
The Bears' Picnic	5/17/1954	A00000140647	RE0000144145	Renewed in 1982		2049
Benjie Engie	8/21/1950	A00000047288	RE000002794	Renewed in 1978		2045
Beth's Happy Day*						2061
The Big Red Apple	7/1/1969	A91829	A91829	Autorenewed by U.S. Copyright Office		2063
Bobby's Magic Blanket	1974	A531842	A531842	Autorenewed by U.S. Copyright Office		2068
Captain Kitty	6/16/1951	A00000057183	RE000003270 7	Renewed in 1979		2046
Davy Deer's New Red Scarf*						2061
The Disposal Truck	7/1/1969	A91833	A91833	Autorenewed by U.S. Copyright Office		2064
Dolls From Many Lands	7/1/1975	A690299	A690299	Autorenewed by U.S. Copyright Office		2070

The Elves and the Shoemaker*						2061
Farm Animals*						2061
Farm Pets	5/17/1954	A00000140648	RE0000144144	Renewed in 1982		2049

Feathered Friends	7/15/1957	A00000308365	RE0000266773	Renewed in 1985	2052
Feeding Time at the Zoo	7/1/1971	A263021	A263021	Autorenewed by U.S. Copyright Office	2066
Fire Fighters	7/1/1971	A262822	A262822	Autorenewed by U.S. Copyright Office	2066
Fireman Joe	6/15/1959	A00000395628	RE0000360585	Renewed in 1987	2054
Five Beds For Bitsy	1/15/1951	A00000053226	RE0000029512	Renewed in 1979	2046
The Flying Sandbox	12/29/1952	A00000097367	RE0000074072	Renewed in 1980	2047
The Giant's Shoe	2/1/1968	A968225	A968225	Autorenewed by U.S. Copyright Office	2062
Hickory Dickory Dock	3/24/1964	A843270	A843270	Autorenewed by U.S. Copyright Office	2059
Hide-Away Animals	7/15/1957	A00000308364	RE0000266772	Renewed in 1985	2052
Hoppity Skip	7/1/1971	A262824	A262824	Autorenewed by U.S. Copyright Office	2066

How Chicks are Born	4/1/1968	A985029	A985029	Autorenewed by U.S. Copyright Office	2062
How Seeds Travel*					2071
Humpty Dumpty and Other Mother Goose Rhymes	6/25/1952	A00000068500	RE0000074064	Renewed in 1980	2047
I Like	9/1/1965	A851700	A851700	Autorenewed by U.S. Copyright Office	2060
I Once Knew*					2062
Jack and the Beanstalk	6/22/1951	A00000057184	RE0000032708	Renewed in 1979	2046
Jack Sprat					2063
Johnny's Secret		A690288	A690288	Autorenewed by U.S. Copyright Office	2070
Kittens	7/23/1953	A00000100443	RE0000105638	Renewed in 1981	2048
Let's Find Koala Bears	7/1/1969	A91832	A91832	Autorenewed by U.S.	2064

				Copyright Office	
Let's Read About Rocks	7/1/1969	A91837	A91837	Autorenewed by U.S. Copyright Office	2064
Little Bird	5/26/1964	A851703	A851703	Autorenewed by U.S. Copyright Office	2059

Little Bo-Peep	8/11/1966	A864433	A864433	Autorenewed by U.S. Copyright Office	2061
Little Boy Blue's Horn	4/26/1965	A851705	A851705	Autorenewed by U.S. Copyright Office	2060
Little Donkey	5/26/1964	A851708	A851708	Autorenewed by U.S. Copyright Office	2059
Little Elephant	6/15/1959	A0000039562 9	RE00003606 05	Renewed in 1987	2054
Little Lamb's Hat	12/29/195 2	A0000009736 8	RE00000740 71	Renewed in 1980	2047
The Little Red Boot*					2061
Little Toy Train	9/2/1965	A851710	A851710	Autorenewed by U.S. Copyright Office	2060
Look! A Parade*					2061
The Magician's Counting Book	1974	A531837	A531837	Autorenewed by U.S. Copyright Office	2068
Mailman Mike	1/2/1959	A0000037203 9	RE00003605 81	Renewed in 1987	2054
Me Myself and God*					2060
A Moth is Born	4/1/1968	A985036	A985036	Autorenewed by U.S. Copyright Office	2062
Mr. Flopears	7/1/1969	A91840	A91840	Autorenewed by U.S. Copyright Office	2064

The Mulberry Bush	7/1/1969	A91831	A91831	Autorenewed by U.S. Copyright Office	2064
My Birthday Book*					2062

My Cowboy Book	4/1/1968	A985032	A985032	Autorenewed by U.S. Copyright Office	2062
My First Picture Book of Christmas Carols*					2074
My Indian Book	7/1/1969	A91830	A91830	Autorenewed by U.S. Copyright Office	2063
My Magic Telephone	(illegible)	A690292	A690292	Autorenewed by U.S. Copyright Office	2070
My Oak Tree	1974	A531839	A531839	Autorenewed by U.S. Copyright Office	2068
Nubbins and the Tractor	12/26/1951	A00000062936	RE0000032721	Renewed in 1979	2046
Peek-A-Boo and Other Games for Toddlers	5/4/1965	A851709	A851709	Autorenewed by U.S. Copyright Office	2060
The Pet Parade	7/1/1969	A91839	A91839	Autorenewed by U.S. Copyright Office	2064
Peter and His Prayers	6/30/1966	A852074	A852074	Autorenewed by U.S. Copyright Office	2061

A Picnic in the Park	1974	A531840	A531840	Autorenewed by U.S. Copyright Office	2068
Pillowtime Tales	10/15/1956	A00000259098	RE0000221526	Renewed in 1984	2051
Raggedy Goat and Other Verses	4/1/1968	A985034	A985034	Autorenewed by U.S. Copyright Office	2062
Road Builders*					2071
Seashells For Katy and Andy	1974	A531841	A531841	Autorenewed by U.S. Copyright Office	2068
The Sleeping Tree Mystery	(illegible)	A690291	A690291	Autorenewed by U.S. Copyright Office	2070
The Sparrows' Nest	7/1/1969	A91835	A91835	Autorenewed by U.S.	2064

				Copyright Office	
The Story of Old King Cole	7/1/1975	A4690291	A4690291	Autorenewed by U.S. Copyright Office	2070
Teeny Teeny Tiny Giraffe	(illegible)	A690290	A690290	Autorenewed by U.S. Copyright Office	2070
A Thousand Candy Santas*					2072
Tie My Shoe	4/7/1964	A833279	A833279	Autorenewed by U.S. Copyright Office	2059
Time for a Rhyme*					2061

Timmy Mouse	6/22/1951	A00000057186	RE0000032710	Renewed in 1979	2046
Tommy's Tooth	4/1/1968	A985031	A985031	Autorenewed by U.S. Copyright Office	2062
The Town Mouse and the Country Mouse	1974	A531838	A531838	Autorenewed by U.S. Copyright Office	2068
The Treasure Trunk	4/1/1968	A985033	A985033	Autorenewed by U.S. Copyright Office	2062
A Walk in the Zoo	7/1/1971	A263023	A263023	Autorenewed by U.S. Copyright Office	2066
A Walk with Grandpa	2/1/1968	A968227	A968227	Autorenewed by U.S. Copyright Office	2062
What Are Daisies For?	7/1/1975	A690295	A690295	Autorenewed by U.S. Copyright Office	2070
What Can I Do?	4/10/1961	A495739	A495739	Autorenewed by U.S. Copyright Office	2066
What's in the Bakery Truck	4/1/1968	A985035	A985035	Autorenewed by U.S. Copyright Office	2062
Buddy the Little Taxi	09.17.2021	TX 9-015-623		Active	Life of Author + 70 years

The Pixie Chicks: Sugar Plum Fairy, Tinker Bell, The Tooth Fairy	09.17.2021	TX 9-036-413			Active	Life of Author + 70 years

The Jungle Book	09.17.2021	TX 9-015-608			Active	Life of Author + 70 years
Beauty and the Beast	09.17.2021	TX 9-015-605			Active	Life of Author + 70 years
Snow Queen: A Tale of Ice and Snow	09.17.2021	TX 9-015-600			Active	Life of Author + 70 years
The Snow Maiden	09.17.2021	TX 9-015-594			Active	Life of Author + 70 years
Rapunzel	8/28/2021	TXu002275811			Active	Life of Author + 70 years
The Little Mermaid	8/22/2021	Txu002275687			Active	Life of Author + 70 years
Snow Queen	09.17.2021	TX 9-015-589			Active	Life of Author + 70 years

Registered Trademarks

The company has 150 trademarks in its library, with 120 registered and 30 pending approval from the USPTO.

Serial Number		Registration Number		Word Mark		Country
BRAND: ONCE UPON A ZOMBIE						
86773329		5200789		ZOMBIE SNOW QUEEN		USA
86615107		5125073		ZOMBIE PRINCE CHARMING		USA
86564392		5091935		ZOMBIE PINOCCHIO		USA
86483048		4906077		HAUNTINGLY BEAUTIFUL		USA
86623018		5209891		ZOMBIE TINKER BELL		USA
86382352		4727063		ONCE UPON A ZOMBIE		USA
90802145		6686744		ONCE UPON A ZOMBIE		USA
85978984		4403514		ONCE UPON A ZOMBIE		USA
86256629		4634365		ZOMBIE PRINCESS		USA

85723001		4956152		ZOMBIE ALICE	USA
85706113		4822434		ZOMBIE CINDERELLA	USA
85706110		4822433		ZOMBIE SNOW WHITE	USA
86533016		5,209,891		ZOMBIE TINKER BELL	USA
85706104		4752257		ZOMBIE SLEEPING BEAUTY	USA
85723011		4552398		ZOMBIE PRINCESS	USA
85723009		4463715		ZOMBIE LITTLE MERMAID	USA
85723007		4475860		ZOMBIE BELLE	USA
85722997		5027339		ZOMBIE RAPUNZEL	USA
88097813		5721397		ZOMBIE PETER PAN	USA
97205968				ZOMBIE WINNIE THE POOH	USA
		1170172		ONCE UPON A ZOMBIE	EUROPE
		1194946		ZOMBIE PRINCESS	EUROPE
		1194947		ONCE UPON A ZOMBIE	RUSSIA
		1227371		ZOMBIE CINDERELLA	EUROPE
		1227372		ZOMBIE SNOW WHITE	EUROPE
		1194946		ZOMBIE PRINCESS	EUROPE
		1227373		ZOMBIE SLEEPING BEAUTY	EUROPE
		1453966		PRINCESAS ZOMBIE WORD MARK	MEXICO
		1453162		ONCE UPON A ZOMBIE WORD	MEXICO
		1686778		ONCE UPON A ZOMBIE	MEXICO
		1702553		ONCE UPON A ZOMBIE & DESIGN	MEXICO
906570620				ONCE UPON A ZOMBIE WORD	BRAZIL
906570662				ONCE UPON A ZOMBIE WORD	BRAZIL
905570743				ONCE UPON A ZOMBIE WORD	BRAZIL
906570522				ONCE UPON A ZOMBIE	BRAZIL

BRAND: TEENAGE PRINCESS						
BRAND: FAIRY TALE HIGH						

86564390		5,120,074		TEEN PRINCE CHARMING		USA
86533027		4989621		TEEN CINDERELLA		USA
86533022		4989620		TEEN SNOW WHITE		USA
86564389		5,166,959		TEEN PINOCCHIO		USA
86533005		4989619		TEEN SLEEPING BEAUTY		USA
86532994		5115108		TEEN PETER PAN		USA
87295587		5,265,227		TEEN POCAHONTAS		USA
85846823		4745896		TEEN RAPUNZEL		USA
85691066		4268360		TEEN SNOW		USA
85690747		4268359		TEEN BEAUTY		USA
85690744		4298259		TEEN CINDY		USA
85918615		4461610		TEEN WICKED WITCH		USA
85846819		4392310		TEEN BELLE		USA
85831049		4395776		TEEN ALICE		USA
87353364		5290599		TEENY TOON STUDIO ROYAL PRINCESS		USA
86377060		4716036		TEENAGE PRINCESS		USA
85541877		4190802		TEENAGE PRINCESS		USA
85507516		4197676		TEENAGE PRINCESS		USA

86078938		4633898		TEENAGE PRINCESS		USA
90831698		6693994		TEEN LITTLE MERMAID		USA
86093668		4804650		FAIRY TALE HIGH		USA
86019783		4614901		FAIRY TALE HIGH		USA
85695916		4264759		FAIRY TALE HIGH		USA

	1662003	Fairy Tale High	MEXICO
	1444101	Fairy Tale High logo	MEXICO
	1702552	Fairy Tale High Where Magic Happens & design poses	MEXICO
	1444100	Fairy Tale High Where Magic Happens logo	MEXICO
	223772-01	Fairy Tale High	PANAMA
BRAND: JUNIOR ELF AND TOON STUDIO FAIRY TALE PRINCESS			
85824006	4410281	JUNIOR ELF FAIRYTALE PRINCESS	USA
77662670	4056676	JUNIOR ELF FAIRYTALE PRINCESS	USA
87273325		FAIRYTALE PRINCESS LOGO	USA
87273335		FAIRYTALE PRINCESS MASTHEAD	USA

90642415	7183537	CINDERELLA PICTURE PLAY RECORDS.PR7B THE RECORD GUILD OF AMERICA INC, NEW YORK 18,N.Y.	USA
	1415522	Junior Elf Fairy Tale Princess	MEXICO
	1662001	Junior Elf Fairy Tale Princess	MEXICO
	903786591	Junior Elf Fairy tale Princess & design	BRAZIL
	202374-01	Junior Elf Fairytale Princess (& Design)	PANAMA
	903787180	The Toon Studio Princess Original & design	BRAZIL
	8906978	Toon Studio Princess Original & logo	CHINA
	1415523	The Toon Studio Fairy Tale Princess&Design	MEXICO
	1702556	The Toon Studio Princess Original & design	MEXICO

	1392992	The Toon Studio Princess Original &design	MEXICO
	1662004	Toon Studio Princess Original	MEXICO
	999996	Toon Studio Fairy Tale Princess	MEXICO
	202376-01	The Toon Studio Princess Original &design	PANAMA
	226571-01	The Toon Studio Princess Original &design	PANAMA
BRAND: JUNIOR ELF ORIGINAL CARS			

	3801626	ORIGINAL CARS JUNIOR ELF AUTO CLUB	USA
77505846	5,441,070	BUDDY THE LITTLE TAXI TAXI	USA
87176137		JUNIOR ELF ORIGINAL CARS LOGO	USA
97147195	903786729	Original Cars Junior Elf Auto club & design	BRAZIL
	1428408	Original Cars & design	MEXICO
	1389030	Original Cars Junior Elf Auto Club & design	MEXICO
	202378-01	Original Cars Junior Elf Auto Club & design	PANAMA
	226573-01	Original Cars Junior Elf Auto Club & design	PANAMA
BRAND: ZOMBIE CARS			
86015984	5,161,351	ZOMBIE CARS	USA
22559196		ZOMBIE CARS	CHINA
BRAND: THE TOON STUDIO OF BEVERLY HILLS			
77351843	3471897	THE TOON STUDIO OF BEVERLY HILLS	USA

77886261	3824399	THE TOON STUDIO OF BEVERLY HILLS	USA
	903786982	The Toon Studio of Beverly Hills	BRAZIL

	8906977	The Toon Studio of Beverly Hills	CHINA
	1217951	Toon Studio of Beverly Hills	MEXICO
	202373-01	The Toon Studio of Beverly Hills	PANAMA
BRAND: ORIGINAL FAIRIES			
77662074	3809067	ORIGINAL FAIRIES	USA
87425218	5,323,851	ORIGINAL FAIRIES	USA
	903787148	Original Fairies & design	BRAZIL
	9192243	Original Fairies & design	CHINA
	21254866	Original Fairies & design	CHINA
	1419092	Original Fairies & design	MEXICO
	202372-01	Original Fairies & design	PANAMA
BRAND: LITTLE MERMAID			
77645931	3838651	LITTLE MERMAID	USA
BRAND: SNOW QUEEN			
86886490	5,079,718	THE SNOW QUEEN	USA
86905361	5,277,265	THE SNOW QUEEN	USA
86597473	5,097,293	THE SNOW QUEEN	USA
86496765	5064887	SNOW MAIDEN	USA
86567841	5,096,203	ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO	USA
88468688	5,971,526	ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO	USA
	909195978	Snow Queen the Toon Studio	BRAZIL
	909196060	Snow Queen the Toon Studio	BRAZIL
	1702555	Snow Queen & Design	MEXICO
	1662002	The Snow Queen	MEXICO

		239691-01		Snow Queen the Toon Studio		PANAMA
BRAND: PRESCHOOL PRINCESS						
86850977		5,147,893		PRE-SCHOOL PRINCESS		USA
BRAND: POP ART PRINCESS						
86944569		5,111,319		POP ART PRINCESS		USA
		1702554		Pop Art Princess		MEXICO
BRAND: JUNIOR ELF BOOK						
87131288		5,170,391		JUNIOR ELF BOOKS		USA
86247513		4605616		JUNIOR ELF BOOK		USA
87243591		5,228,097		JUNIOR ELF		USA
BRAND: ALADDIN						
87173838		5,268,008		1001 ARABIAN NIGHTS		USA
		21254861		The Flying Carpet logo		CHINA
BRAND: PIRATES: CAPTAIN HOOK, LONG JOHN SILVER, BLACKBEARD						
87179054		5,498,542		FAMOUS PIRATES OF THE WORLD		USA
BRAND: BEAUTY & THE BEAST						
87385221		5286334		BEAUTY & THE BEAST		USA
BRAND: PETER PAN						
87186250		6,396,790		THE ADVENTURES OF PAN IN NEVERLAND		USA
BRAND: DAY OF THE DEAD PRINCESS						
88684476				DIA DE MUERTOS SLEEPING BEAUTY DAY OF THE DEAD		USA

88684470		DIA DE MUERTOS CINDERELLA DAY OF THE DEAD	USA
88684474		DIA DE MUERTOS SNOW WHITE DAY OF THE DEAD	USA

97593728		DIA DE MUERTOS PRINCESA	USA
BRAND: DINOSAURS OF THE JURASSIC PERIOD			
	21254863	Dinosaurs of the Jurassic Period word mark	CHINA
BRAND: CYBER PRINCESS			
97247242		CYBER SNOW WHITE	USA
97247231		CYBER SLEEPING BEAUTY	USA
97247222		CYBER CINDERELLA	USA
97248858		NEVER NEVER LAND, SECOND REALM TO THE RIGHT	USA
97247252		THE ENCHANTED FOREST	USA
97247261		OZ, SOMEWHERE OVER THE RAINBOW	USA
97247315		WONDERLAND, WE'RE ALL MAD HERE	USA
BRAND: ROBOSTARS			
98018483		ROBO BELLE	USA

98018472			ROBO LITTLE MERMAID	USA
98018465			ROBO SNOW WHITE	USA
98018456			ROBO RAPUNZEL	USA
98018481			ROBO PINOCCHIO	USA
98018476			ROBO SNOW QUEEN	USA
98018467			ROBO CINDERELLA	USA
98018460			ROBO PETER PAN	USA
98018448			ROBO TINKER BELL	USA
98018487			ROBOSTARS	USA

Perks

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest in the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Bonus Tier	Time Period	Bonus Shares
Early Access	November 5 to November 13	20%
Bonus Tier 1	November 13 to November 19	15%
Bonus Tier 2	November 26 to December 4	10%

Notes on Bonus Tiers:

a) All time periods begin at the conclusion of the previous period and end at 11:59 pm Pacific Daylight Time (6:59 am Coordinated Universal Time ("UTC")).

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Existing Investor Perks

Individuals who invest in this Offering and were previously investors in Elf Labs can earn the following:

-   15% bonus shares on their investment
-   6 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription.

Volume Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount	Bonus Shares
$2,500+	5%
$5,000+	10%
$10,000+	15%
$25,000+	20%

The volume-based perks are not stackable with the time-based perks. The Existing Investor Perk is stackable with either the volume or time-based perks. This makes 35% the highest available bonus for an investor, which could be achieved if an existing investor invests $20,000 or more. These bonus shares will be the same Class B Common shares being sold in this offering. The volume-based perks will apply to individual investments, so one investor investing multiple times can earn a volume-based bonus on each of their investments.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Non-Equity Perks

All investors in this offering will be eligible to receive 3 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription. This will not stack with the 6 months free of Elf Mobile available for Existing Investors.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are expanding into content creation, a field in which we have limited experience.

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to develop content across several media platforms. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, content creation is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our original series, website, and mobile game applications.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-voting Common Stock at $2.25 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party

Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

- The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

We are expanding into the Mobile Virtual Network Operator ("MVNO") market, a field in which we have limited experience.

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to provide a family-friendly mobile offering that capitalizes the strength of our IP to attract parents to the product as an appealing option for their child's mobile phone plan. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, the MVNO industry is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our mobile plan.

Our products are in development and have not yet been completed.

Our development of new media featuring our characters is currently in development and has not been completed. There is the risk of unforeseen delays to production slowing down our timeline, which can delay our path to profitability. These same risks exist as we work to develop our website and mobile gaming applications as well.

We are relying on the existing strength of our IP to attract consumers to our products

We are reliant on how much our characters resonate with the global audience. While this is a reasonable assumption, shifts in perceptions of these characters, which is a factor outside of the control of the company, could potentially have a negative impact on the strength and attractiveness of our products and our character library to consumers.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend in part on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

We face competition from a variety of content creators that sell similar products and have better resources than we do.

The industries in which we operate are competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional competitor offerings and other factors, many of which are beyond our control. While the company believes that its platform and product are unique, it is not the only option for family friendly entertainment. Additionally, competitors may replicate our business ideas and produce directly competing products. Our primary competition comes from competitors such as The Walt Disney Company, Nickelodeon Studios, and the Cartoon Network. We have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting us apart from traditional media companies and potentially attracting a dedicated fan base. While we do not believe that this value proposition is specifically offered by our competitors, our competitors have greater financial resources and more developed marketing channels than we do, which could impact our ability, through our licensees, to secure distribution thereby decreasing our revenues or affecting our profitability and results of operations.

Inaccurately anticipating changes and trends in popular culture, media and movies, fashion, or technology can negatively affect our sales.

While trends in the toddler to tween sector change quickly, we respond to trends and developments by modifying, refreshing, extending, and expanding our product offerings on an on-going basis. However, we operate in extremely competitive industries where the ultimate appeal and popularity of content and products targeted to this sector can be difficult to predict. We believe our focus on "content with a purpose" serves an underrepresented area of the children market; however, if the interests of our audience trend away from our current properties toward other offerings based on current media, movies, animated content or characters, and if we fail to accurately anticipate trends in popular culture, movies, media, fashion, or technology, our products may not be accepted by children, parents, or families and our revenues, profitability, and results of operations may be adversely affected.

The production of our animated content is accomplished through third-party production and animation studios around the world, and any failure of these third parties could negatively impact our business.

As part of our business model to manage cash flows, we have partnered with a number of third-party production and animation studios around the world for the production of our new content in which these partners fund the production of the content in exchange for a portion of revenues generated in certain territories. We are reliant on our partners to produce and deliver the content on a timely basis meeting the predetermined specifications for that product. The delivery of inferior content could result in additional expenditures by us to correct any problems to ensure marketability. Further, delays in the delivery of the finished content to us could result in our failure to deliver the product to broadcasters to which it has been pre-licensed. While we believe we have mitigated this risk by aligning the economic interests of our partners with ours and managing the production process remotely on a daily basis, any failures or delays from our production partners could negatively affect our profitability.

We cannot assure you that our original programming content will appeal to our distributors and viewers or that any of our original programming content will not be cancelled or removed from our distributors' platforms.

Our business depends on the appeal of our content to distributors and viewers, which is difficult to predict. Our business depends in part upon viewer preferences and audience acceptance of our original programming content. These factors are difficult to predict and are subject to influences beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes and interests in markets. A change in viewer preferences could cause our original programming content to decline in popularity, which could jeopardize renewal of agreements with distributors. Low ratings or viewership for programming content produced by us may lead to the cancellation, removal or non-renewal of a program and can negatively affect future license fees for such program. If our original programming content does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our original programming, we may have a diminished negotiating position when dealing with distributors, which could reduce our revenue. We cannot assure you that we will be able to maintain the success of any of our current original programming content or generate sufficient demand and market acceptance for new

original programming content in the future. This could materially adversely impact our business, financial condition, operating results, liquidity and prospects.

Failure to successfully market or advertise our products could have an adverse effect on our business, financial condition and results of operations.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs. Our ability to sell products is dependent in part upon the success of these programs. If we or our licensees do not successfully market our products or if media or other advertising or promotional costs increase, these factors could have an adverse effect on our business, financial condition, and results of operations.

The failure of others to promote our products may adversely affect our business.

The availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are important with respect to promoting our properties. In addition, although we may have agreements for the advertising and promotion of our products through our licensees, we will not be in direct control of those marketing efforts and those efforts may not be done in a manner that will maximize sales of our products and may have a material adverse effect on our business and operations.

We may not be able to keep pace with technological advances.

The entertainment industry in general, and the music and motion picture industries in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. As it is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, if we are not able to keep pace with these technological advances, our revenues, profitability and results from operations may be materially adversely affected.

Failure in our information technology and storage systems could significantly disrupt the operation of our business.

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology ("IT") systems. IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption and cause our business and reputation to suffer.

In the ordinary course of business, our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could adversely affect our business operations, whether due to a loss of our

trade secrets or other proprietary information or other similar disruptions. Any such access, disclosure or other loss of such information could result in legal claims or proceedings and damage our reputation.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete in the animated content and entertainment industry depends, in part, upon successful protection of our proprietary IP. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited, or no, practical protection in some jurisdictions. It may be possible for unauthorized third parties to copy and distribute our productions or portions of our productions. In addition, although we own most of the music and IP included in our products, there are some titles which the music or other elements are in the public domain and for which it is difficult or even impossible to determine whether anyone has obtained ownership or royalty rights. It is an inherent risk in our industry that people may make such claims with respect to any title already included in our products, whether or not such claims can be substantiated. If litigation is necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
David Phillips	CEO	2023-Present	Full-time
Directors:			
David Phillips	Director	2023-Present	5
Marianne Phillips	Director	2025-Present	5

David Phillips

David Phillips is an accomplished entrepreneur and business leader, with a proven track record of success in multiple industries. He is the CEO of Elf Labs and began serving in that role in January, 2023. Elf Labs (previously Toon Studio) focuses on entertaining and enlightening through immersive entertainment, gaming, and consumer product licensing. Previously, David co-founded Jurny in January 2017, a hospitality tech company pioneering the next generation of tech-first, on-demand accommodations, scaling the company all over the US and Internationally, before leaving the day-to-day operations to take over Elf Labs.

Marianne Phillips

Marianne Phillips has been with Elf Labs since its inception in 2006. During that time, she has overseen day-to-day operations, managed the company's administrative functions, and handled all accounting responsibilities. Her previous experience involved executing similar responsibilities for another privately owned company, which she began working with in 1994.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of October 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Voting Common Stock	60,000,000	49,718,120	0	10,281,880
Class B Non-Voting Common Stock	10,000,000	2,370,681	0	7,629,319

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 1, 2024:

Class of Equity	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Class A Voting Common Stock	Marianne Phillips	35,125,000	67.25%

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold			If Max Offering Amount Sold	
Total Raise	$	10,000.00	%	$	2,264,909.50	%
Offering Expenses					
Commissions & Variable Expenses, Net of Transaction Fees	$	850.00	8.5%	$	192,517.31	8.5%
Fixed Costs	$	5,000.00		$	5,000.00	
Net Proceeds	$	4,150.00		$	2,067,392.19	
Use of Proceeds		Amount			Amount	
Production Costs	$	4,150.00	100%	$	826,956.88	40%
Payroll	$	0	0%	$	620,217.66	30%
Marketing Costs	$	0	0%	$	516,848.05	25%
General & Administrative	$	0	0%	$	103,369.61	5%
Total Use of Proceeds	$	4,150.00		$	2,067,392.19	

General and Administrative expenses are the day-to-day operational expenses for the business excluding payroll. These can include but are not limited to rent, office supplies, office furnishings and equipment, professional services, legal fees, or regulatory fees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by SetApartFS (FY2024 and FY2023). The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Operating Results

For the fiscal year ended December 31, 2024, the Company had revenues of $264,751 compared to the year ended December 31, 2023, when the Company had revenues of $386,206. This decrease in revenue was related to licensing revenue the Company received from a single source in 2023 that it did not receive in 2024.

However, the Company recognized costs of net revenue of $44,529 in 2024, compared to $382,464 in 2023. This resulted in a 5700% increase in gross profit from 2023 to 2024.

In 2024, the Company recognized $1,941,493 in operating expenses, as compared to $854,757 in operating expenses for 2023. The largest driver for the increase in operating expenses was related to $940,904 spent on sales and marketing in 2024, versus $2,247 in 2023.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $846,579 and as of December 31, 2024, the Company had cash on hand of $736,272.

This change is due to an increase in cash as the result of additional financing the Company received in 2024.

In October 2024, the Company closed a Regulation CF fundraise, resulting in $1,860,670.15 in gross proceeds, issuing 973,171 shares of Class B Common Stock. Additionally, in 2024, the Company raised $25,000 in additional capital pursuant to rule 506c of Regulation D.

In February 2025, the Company closed a second Regulation CF fundraise, resulting in $1,510,931.00 in gross proceeds and issuing 798,515 shares of Class B Common Stock.

In June 2025, the Company closed a third Regulation CF fundraise, resulting in $1,224,184.43 in gross proceeds and issuing 581,495 shares of Class B Common Stock.

As of October, 2025, the Company had cash on hand of $522,488.00

With a current burn rate of approximately $80,000 per month, the company can currently operate for approximately 6-7 more months without additional financing, assuming no change in the Company's revenue.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

Plan of Operations and Milestones

The Company is currently working to develop its own original content featuring their copyrighted characters. They plan to make this content available directly to consumers online, while also exploring potential licensing deals with existing streaming platforms. The Company has previously licensed their characters for merchandising efforts and saw that their characters were extremely popular, providing confidence that their story and characters will resonate with audiences.

After establishing an initial go to market strategy and developing an audience, the Company plans to expand their efforts both into new mediums and into new characters. This will entail following the initial success of their original

animated show with more shows utilizing different characters in the Company's portfolio, and also producing new content for immersive web experiences, mobile gaming, and exploring new merchandising opportunities.

As part of our strategy of growth, we anticipate future rounds of fundraising. These funds will be needed to help market the initial iterations of our product so that they can find an audience and establish our brand. We will also need additional funds to help develop more content and continue growing the company and scaling our operations.

RECENT OFFERINGS OF SECURITIES

Date	Offering Type	Class of Stock	Shares Outstanding	Capital Invested	Use of Proceeds
6/27/23	Regulation D 506b	Class B Non Voting Common Stock	TBD	$602,000.00	Operations, marketing, and business development
10/30/24	Regulation CF #1 on DealMaker	Class B Non Voting Common Stock	973,171	$1,860,670.15	Operations, marketing, and business development
12/20/24	Regulation D 506c	Class B Non Voting Common Stock	17,500	$25,000.00	Operations, marketing, and business development
5/8/2025	Regulation CF #2 on DealMaker	Class B Non Voting Common Stock	798,515	$1,510,904.35	Operations, marketing, and business development
8/27/2025	Regulation CF #3 on DealMaker	Class B Non Voting Common Stock	581,495	$1,224,184.43	Operations, marketing, and business development

INDEBTEDNESS

As of December 31, 2024,the company holds $511,163 of debt in the form of short-term loans and credit cards, $4,915 of which are loans payable to related parties. For more details on related party transactions, please refer to Note 2 of the Company's audited financial statements.

The Company holds no long-term debt.

Related Party Transactions

During the years ended December 31, 2024, and 2023, the Company engaged in transactions with related parties as follows:

The Company paid consulting fees of $230,700 and $261,500 to 52 Media for the years ended December 31, 2024, and 2023, respectively, for services rendered by William Phillips in his role as the Company's Chairman and Head of Creative.

The Company paid consulting fees of $253,000 and $232,500 to The DC Group for the years ended December 31, 2024, and 2023, respectively, for services rendered by David Phillips in his role as the Company's CEO.

As of December 31, 2024, and 2023, the Company had related party loans of $4,915 and $4,915, respectively. As of December 31, 2024, and 2023, the Company had related party receivables of $165,589 and $100,898, respectively. All loans are unsecured, non-interest bearing and due on demand.

As of December 31, 2024, and 2023, the Company had Accounts payable, related party of $383,780 and $388,280, respectively.

As of December 31, 2024, and 2023, the Company had Prepaid expense, related party of $38,000 and $0, respectively.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Class of Security	Class A Common Stock
Securities Authorized	60,000,000
Securities Outstanding	49,718,120
Voting Rights	The holders of the Class A Common Stock shall have exclusive voting rights on all matters requiring the vote of shareholders.
Class of Security	Class B Common Stock
Securities Authorized	10,000,000
Securities Outstanding	2,370,681
Voting Rights	Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent LLC an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.elflabs.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest

up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.elflabs.com. Updates regarding the Issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.

ELF LABS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Elf Labs, Inc.
Beverly Hills, California

Opinion

We have audited the financial statements of Elf Labs, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 21, 2025
Los Angeles, California

ELF LABS, INC.
BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

		December 31,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	736,272	$	846,579
Accounts receivable		36,288		-
Inventory		331		-
Loan receivable, related parties		165,589		100,898
Prepaid expenses, related parties		38,000		
Prepaid expenses and other current assets		52,620		39,000
Total assets	**$**	**1,029,100**	**$**	**986,477**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	50,420	$	36,188
Accounts payable, related party		383,780		388,280
Credit cards		72,048		26,469
Accrued expenses and other liabilities		-		3,663
Loan payable, related parties		4,915		4,915
Total liabilities		**511,163**		**459,515**
Commitments and contingencies				
Stockholders' equity:				
Common shares, 1,000 shares authorized, 400 shares issued and outstanding as of December 31, 2023		-		55,000
Common shares, 60,000,000 Class A shares authorized, 50,000,000 shares issued and outstanding as of December 31, 2024		500		-
Common shares, 10,000,000 Class B shares authorized, 990,671 shares issued and outstanding as of December 31, 2024		10		-
Shares to be issued		752,000		602,000
Additional paid-in capital		1,697,085		-
Equity issuance costs		(80,350)		
Accumulated deficit		(1,851,308)		(130,038)
Total stockholders' equity (deficit)		**517,937**		**526,962**
Total liabilities and stockholders' equity (deficit)	**$**	**1,029,100**	**$**	**986,477**

See accompanying notes to financial statements.

	Year Ended December 31,	
	2024	2023
Net revenues	$ 264,751	$ 386,206
Cost of net revenues	44,529	382,464
Gross profit	**220,222**	**3,742**
Operating expenses:		
General and administrative	140,937	188,371
Professional services	859,652	664,140
Sales and marketing	940,904	2,247
Total operating expenses	**1,941,493**	**854,757**
Loss from operations	**(1,721,271)**	**(851,015)**
Other income (expense):		
Other income/(loss)	-	900,000
Total other income (expense), net	**-**	**900,000**
Net (loss) income	**$ (1,721,271)**	**$ 48,985**
Weighted average common shares outstanding - basic and diluted	50,166,233	400
Net income (loss) from continuing per common share - basic and diluted	$ (0.03)	$ 122.46

See accompanying notes to financial statements.

ELF LABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Common Stock		Common Stock Class A		Common Stock Class B		Shares to be Issued	Equity issuance costs	Additional paid in capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2022	**400**	**$ 55,000**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (137,022)**	**$ (82,022)**
Distribution	-	-	-	-	-	-	-	-	-	(42,000)	(42,000)
Proceeds from shares to be issued	-	-	-	-	-	-	602,000	-	-	-	602,000
Net income	-	-	-	-	-	-	-	-	-	48,985	48,985
Balances at December 31, 2023	**400**	**$ 55,000**	**-**	**$ -**	**-**	**$ -**	**$ 602,000**	**$ -**	**$ -**	**$ (130,037)**	**$ 526,963**
Proceeds from shares to be issued	-	-	-	-	-	-	150,000	-	-	-	150,000
Issuance of common stock Class A	(400)	(55,000)	50,000,000	500	-	-	-	-	54,500	-	-
Proceeds from issuance of common stock pursuant to Reg CF	-	-	-	-	973,171	10	-	(80,350)	1,617,585	-	1,537,245
Proceeds from issuance of common stock pursuant to Reg D	-	-	-	-	17,500	0	-	-	25,000	-	25,000
Equity issuance costs								-	-		-
Net income	-	-	-	-	-	-	-	-	-	(1,721,271)	(1,721,271)
Balances at December 31, 2024	**-**	**$ -**	**50,000,000**	**$ 500**	**990,671**	**$ 10**	**$ 752,000**	**$ (80,350)**	**$ 1,697,084**	**$ (1,851,308)**	**$ 517,937**

See accompanying notes to financial statements.

ELF LABS, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net (loss) income	$ (1,721,271)	$ 48,985
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	(36,288)	-
Inventory	(331)	-
Prepaid expenses and other current assets	(13,620)	(39,000)
Prepaid expenses, related party	(38,000)	-
Accounts payable	14,232	72,187
Accounts payable, related party	(4,500)	-
Credit cards	45,579	26,469
Accrued expenses and other liabilities	(3,663)	3,663
Net cash (used) /provided by operating activities	**(1,757,862)**	**112,303**
Cash flows from financing activities:		
Loan receivable (repayments) from related parties	(64,691)	(13,291)
Proceeds from issuance of common stock pursuant to Reg CF	1,537,245	-
Proceeds from issuance of common stock pursuant to Reg D	25,000	-
Equity issuance costs	-	-
Distributions	-	(42,000)
Proceeds from shares to be issued	150,000	602,000
Net cash provided by financing activities	**1,647,554**	**546,709**
Net change in cash and cash equivalents	**(110,308)**	**659,012**
Cash and cash equivalents at beginning of year	846,579	187,567
Cash and cash equivalents at end of year	**$ 736,272**	**$ 846,579**
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of Operations

ELF Labs, Inc. (formerly The Toon Studio, Inc., the "Company") was originally incorporated in California on December 14, 2006, and reincorporated in Delaware on April 19, 2024. The Company is an intellectual property development company focusing on entertainment brands for kids, young and adults, and also developing and distributing new mega IP franchises. The Company is headquartered in Beverly Hills, California.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to an unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company has no significant concentration of credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable, net

The Company's receivables are from customers and are collectible when invoiced. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 ("Related Party Disclosures"). A party is considered to be related to the Company if the party directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019, using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2024, and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from royalty fees and license revenue. Royalty fees are recognized on a monthly basis as the Company satisfies its performance obligations over time. In 2024 and 2023, the Company earned $0 and $900,000, respectively, in revenue from a 2021 license agreement, which was breached by the counterparty.

Cost of Revenue

Cost of revenue consists primarily of agent fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than a 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Income/(Loss) per Share

Net earnings or loss per share are computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. There were no dilutive securities as of December 31, 2024.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the ASU on January 1, 2022.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 2. Related Party Transactions

During the years ended December 31, 2024, and 2023, the Company engaged in transactions with related parties as follows:

The Company paid consulting fees of $230,700 and $261,500 to 52 Media for the years ended December 31, 2024, and 2023, respectively, for services rendered by William Phillips in his role as the Company's Chairman and Head of Creative.

The Company paid consulting fees of $253,000 and $232,500 to The DC Group for the years ended December 31, 2024, and 2023, respectively, for services rendered by David Phillips in his role as the Company's CEO.

As of December 31, 2024, and 2023, the Company had related party loans of $4,915 and $4,915, respectively. As of December 31, 2024, and 2023, the Company had related party receivables of $165,589 and $100,898, respectively. All loans are unsecured, non-interest bearing and due on demand.

As of December 31, 2024, and 2023, the Company had Accounts payable, related party of $383,780 and $388,280, respectively.

As of December 31, 2024, and 2023, the Company had Prepaid expense, related party of $38,000 and $0, respectively.

Note 3. Stockholders' Equity

As of December 31, 2023, the Company had authorized 1,000 shares of common stock, with 400 shares issued and outstanding.

On April 19, 2024, the Company converted from The Toon Studio, Inc. (California) to Elf Labs, Inc. (Delaware) and filed a new Certificate of Incorporation with the State of Delaware. The amended charter authorizes 70,000,000 shares of capital stock, consisting of 60,000,000 shares of Class A Voting Common Stock, $0.00001 par value, and 10,000,000 shares of Class B Non-Voting Common Stock, $0.00001 par value

During the year ended December 31, 2024, and 2023, the Company received $150,000 and $602,000, respectively, in proceeds from an investor term sheet. The Company will issue shares pursuant to the agreement, however, the details have not yet been finalized.

During the year ended December 31, 2024, the Company issued 973,171 shares of Class B Non-Voting Common Stock under Regulation CF, resulting in net proceeds of $1,617,595.

During the year ended December 31, 2024, the Company issued 17,500 shares of Class B Non-Voting Common Stock under Regulation D, resulting in net proceeds of $25,000.

As of December 31, 2024, the Company had 50,000,000 shares of Class A Voting Common Stock issued and outstanding, and 990,671 shares of Class B Non-Voting Common Stock issued and outstanding.

Note 4. Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable. The Company does not record any anticipated gains relating to its litigation or legal claims. The gains are only recorded upon receipt of the settlement.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 5. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2024, and 2023, the Company had net deferred tax assets before valuation allowance of $458,982 and $16,223, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2024. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be approximately 28%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024, and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $1,810,579 and $94,000, respectively, which can be carried forward indefinitely. Certain changes in ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. As of December 31, 2024, management has not determined the extent of any such limitations, if any.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years from 2020 remain open to examination.

Note 6. Subsequent Events

Management has evaluated subsequent events through April 21, 2025, the date the financial statements were available to be issued.

In February 2025, the Company issued 798,515 shares of Class B Non-Voting Common Stock under Regulation CF, resulting in gross proceeds of $1,510,931.

Additionally, in April 2025, the Company incorporated Elf Mobile, Inc. a Delaware Corporation that is majority owned by the Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Note 7. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,721,271, an operating cash flow loss of $1,757,862, and liquid assets in cash of $736,272. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

SUBSCRIPTION AGREEMENT
ELF LABS, INC.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Elf Labs, Inc
      481 South Holt Ave
      Los Angeles CA 90048

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Common Stock (the "Securities"), of Elf Labs, Inc, a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Certificate of Incorporation.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(d) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g) The aggregate value of the Securities to be sold by the Company shall not exceed $2,646,909.50 (including Investor Fees). The Company may accept subscriptions until April 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,000 are received (the "Minimum Offering") (including Investor Fees), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). There is a transaction fee equal to 2.5% per investment on each transaction, up to a maximum fee of $100 ("Investor Fee").

(h) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(i) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of

general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2024 and 2023 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Underline{Domicile}. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Underline{Indemnity}.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Underline{Governing Law; Jurisdiction}

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

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                                                     481 South Holt Ave,

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[SIGNATURE PAGE FOLLOWS]

0:00 - at first I just shook my head in
0:03 - disbelief. in front of me was this vast
0:05 - array of classic vintage IP. Cinderella,
0:09 - Sleeping Beauty, Snow White, Pinocchio
0:12 - Alice in Wonderland. A once in a-lifetime
0:14 - opportunity. The monetization of all
0:17 - these Priceless characters without
0:19 - having to go through The Gatekeepers. How
0:20 - is that even possible? I was able to
0:23 - acquire the original Junior elf
0:25 - children's books. This is a publishing
0:27 - portfolio that dates back to 1913.
0:30 - Hundreds of millions of books sold
0:32 - throughout the decades. Some trademark
0:34 - battles lasted years even reaching the
0:37 - highest appeal court of the USPTO,
0:39 - allowing us to create brand new
0:41 - character franchises. Now that sounds like a
0:44 - happy fairy tale
0:46 - ending. That was just the
0:48 - prologue. When I joined up with my Dad we
0:51 - rebranded the company into elf Labs
0:54 - because the lab and elf Labs embodies
0:56 - our ability to take these characters and
0:58 - reinvent them for modern audience.
1:00 - This opportunity is unique and it's
1:02 - staggeringly
1:04 - large. But I want to acknowledge my buddy
1:06 - here Bernt Ullman who took my company from
1:08 - 100 million to 400 million globally. We
1:11 - have some of the most monetizable
1:13 - character brands in history. Rapunzel, Peter pan,
1:16 - The Little Mermaid, the list goes on and
1:18 - on we are talking about the global
1:20 - character licensing Market that generate
1:22 - around 140 billion dollar annually. The
1:26 - only way any company can enter this
1:28 - space is with copyrighted and or
1:30 - trademarked character Brands. Elf Labs
1:33 - has the most impressive protections that
1:36 - I have seen in my entire career. The

1:38 - first franchise we're launching is
1:39 - called Robo
1:41 - Stars. This reinvention that includes
1:44 - Robo Pinocchio, Robo Cinderella, and Robo
1:47 - Rapunzel in a thrilling New World
1:49 - designed to truly immerse our audiences
1:52 - then this content with these alist
1:54 - characters will drive licensed
1:55 - merchandising across toys, apparel, and
1:58 - home wear. Now imagine if we could could
2:00 - also provide a tech Advantage with tech
2:02 - margins one that could literally
2:04 - transform how IP and entertainment are
2:06 - consumed. The spatial web we are
2:08 - developing integrates physical and
2:10 - digital spaces to create an entirely new
2:13 - immersive and interactive experience. The
2:15 - technology is really about scaling you
2:18 - know our compression into a way that
2:20 - creates a tangible environment for kids
2:22 - to come in and play. This is the first
2:24 - time an IP has ever been put out this
2:26 - way you don't need goggles, a gaming
2:28 - machine, or a rig all you need is the
2:30 - internet. We assembled a team of
2:32 - best-in-class Emmy award-winning writers
2:34 - and animators and we empowered them with
2:36 - novel and immersive technology. Our go to
2:39 - market strategy includes web series
2:41 - content then we stream it on channels
2:43 - like YouTube and Netflix and on our own
2:45 - branded platform then video games AI
2:48 - power toys animated feature movies and
2:50 - deeply immersive VR experiences. In our
2:53 - case the sky is not the limit in our
2:56 - case the entire Cosmos becomes the limit.
3:00 - We aim to enrich lives with stories that
3:04 - entertain thrill and empower all at the
3:07 - same time. And what better characters to
3:10 - convey these principles than iconic
3:12 - characters for whatever reason they've
3:14 - remained in the public Consciousness for

3:16 - hundreds of years so this isn't the end
3:19 - to our tale it's only the beginning
3:22 [Music]



Where AI Meets Magic

Elf Labs owns one of the most valuable IP portfolios in modern entertainment featuring iconic like Cinderella & Snow White — and is already building an untouchable media empire around them.

Iconic IP.   **Massive Audience.**   **$2T Market.**

Global Distribution	New Investors:	
30+	**2,200+**	
Raised: **$8M+**	Trademarks & Copyrights: **900+**	
Tech Patents: **12**	Royalties Earned: **$15M+**	

Early Investors Get Better Terms

$2.25 / Share Price   **$956.61** / Min Investment

Invest Now →

SEC FILINGS   OFFERING CIRCULAR   INVESTOR EDUCATION

We Own Some of the Most Powerful IP in Media



Unblockable IP Moat
Decades of legal victories make our portfolio untouchable

Unlimited Potential Revenue Streams
From toys and games to streaming and wireless

Global Demand
Billions of fans instantly recognize and love our characters

Disney built an empire around characters like Cinderella, Snow White, and Pinocchio by locking them up with trademarks, and turning them into 100 billion-dollar products across toys, films, streaming, and theme parks.

Elf Labs has created an entertainment moat few believed possible.

MARKET ADOPTION

Core Customers & Commercial Partners



In just the last 6 months, Elf Labs has closed the 3 largest deals in company history with major industry leaders — each building an industry-defining product in the own right.



Elf Mobile
Content-rich mobile service on T-Mobile's network. With only 1.4M subs 10,000%+ market share, it's a billion-dollar product alone

Elf+
Original programming on 200M+ smart TVs, with an interactive layer that seamlessly connects AR, VR, gaming, and TV.

Elf World
A premium immersive gaming experience. Patented real-time streaming tech lets characters step into your living room instantly — in costly, years-long development cycle, or hardware barriers.

Stream Ground-Breaking Immersive Experiences Without Typical Bloated Costs

For investors, patented tech means faster growth at a fraction of the cost.



Traditional gaming and entertainment demand massive infrastructure — downloads, hardware, and years of development. We've removed all of it.

Our real-time streaming technology renders high-fidelity characters instantly on any device. No downloads. No special equipment. Characters appear in your space as naturally as a video call.

- 90% lower development costs vs. traditional interactive entertainment
- Instant global distribution to any connected device
- Game-changing partnerships based on the demand for our character IP
- Scalability without heavy infrastructure investment

From Concept to Global Distribution in Less than 24 Months

Scaling branded content and products to billions of worldwide fans

Achieved in less than 12 months:
- The first season for two different Elf franchises in production with Marvel's former creative team
- 16,000+ consumers on our waitlist before spending $1 on marketing the products
- Elf Mobile deal closed with Cosmic Digital lines in development
- $12M already invested from strategic partners

200M
distribution deals securing 200M households

Built by the People Behind Marvel, Disney, and $6B+ in Consumer Product Licensing*

*Said performance is an indicator of future results

We've done this before. Just never all together.

David Phillips
CHIEF EXECUTIVE OFFICER

David is an accomplished founder, entrepreneur and business leader. As CEO of Elf Labs, he spearheads the company's creation of high value IP franchises through its one-of-a-kind iconic character IP, revolutionary technology, and next-generation storytelling. Responsible for building disciplines, market-altering business models, David plans to reimagine entertainment through Elf Labs immersive content, next-gen gaming, and consumer product licensing.

Billy Phillips
FOUNDER OF ELF LABS
Read more →

Israd Finck
INVESTOR, ADVISOR, CEO OF COSMIC WIRE
Read more →

Bernt Ullmann
HEAD OF BUSINESS DEVELOPMENT
Read more →

Mike de Seve
HEAD OF TV CONTENT
Read more →

Alyse Rosenberg
HEAD OF IP
Read more →

Walter A. McDaniel
HEAD OF ANIMATION AND PRODUCTION
Read more →

Thomas Gerrit
HEAD OF BUSINESS DEVELOPMENT
Read more →

Deni Bonazza
HEAD OF BUSINESS DEVELOPMENT
Read more →

Mary Ruth
ADVISOR & STRATEGY
Read more →

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